Mail Stop 3561

October 26, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

> Re: Midas Medici Group Holdings, Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed on September 30, 2009
> File No. 333-161522

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 20

1. We have reviewed your response to our prior comment 12, noting you have accounted for the transaction as a business combination based on several factors. Please provide us with you analysis of the following:

   - We note that in May 2009 Mondo Management Corp was purchased by Midas Medici Holdings. It appears that two major shareholders of Midas Medici Holdings are also the managing principals of the major shareholders of

Utilipoint. Please provide a detailed discussion of the purpose of acquiring Mondo Management Corp., a shell company, approximately three months prior (i.e. May 2009) to the merger transaction between Midas Medici Holdings and Utilipoint in August 2009.

- Even though Midas Medici is the entity that issued equity to Utilipoint shareholders, it appears that the Utilipoint shareholders obtained approximately 61% of the outstanding shares of the combined entity. Please provide a detailed discussion of how this was considered in your analysis of the transaction, specifically the determination of the accounting acquirer.
- Please clarify how you determined that Midas Medici retained the largest portion of voting rights of the combined entity when the Utilipoint shareholders obtained approximately 61% of outstanding common stock as a result of the merger transaction.
- Please clarify how you determined Midas Medici has the ability to elect, appoint or remove a majority of the members of the board of directors when the Utilipoint shareholders obtained approximately 61% of the outstanding common stock as a result of the merger transaction. In addition, it appears that several members of the board of directors of Midas Medici were also members of the board of directors of Utilipoint.
- Please clarify how you determined the senior management of Midas Medici dominates the management of Utilipoint considering the Chief Executive Officer of both companies is the same.

Considering the comments above, please provide a detailed discussion of how these items impact your conclusion that Midas Medici is not the acquiree for accounting purposes and Utilipoint is not the accounting acquirer.

Business, page 33

2. Please revise this section to address in greater detail the transaction with The Intelligent Project and the related agreements between Utilipoint and The Intelligent Project.

Certain Relationships …, page 55

3. We note your response to comment 22 of our letter dated September 24, 2009 and we reissue the comment in part. It appears from your response that the last full paragraph on page 55 should state that the Management Agreement was terminated upon the completion of the acquisition of Utilipoint, rather than that, "After this offering, the management agreement will be terminated." Please revise or advise.

4. Please revise to indicate the amount and percentage of shareholdings Nana Baffour and Johnson Kachidza hold in Knox Lawrence International LLC, KLI IP Holdings, Inc. and UTP International LLC.

5. Please revise your description of the Utilipoint – IP agreements to describe the material terms of the agreements. For example, please indicate the amount of Utilipoint stock options KLI IP Holding Inc. will receive along with the material terms of the options.

Financial Statements
General

6. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Utilipoint International, Inc.
Unaudited Financial Statements for the Three and Six Months Ended June 30, 2009
Condensed Consolidated Statements of Operations (Unaudited) Page F-38

7. It appears that your statements of operations for the three months ended June 30, 2009 has been revised and that these revisions have no impact on the balances disclosed for the six months ended June 30, 2009. Please provide a detailed discussion surrounding the nature of the revisions and management's analysis of whether these revisions constituted a correction of an error(s). Please refer to the guidance in FASB ASC 250.

Exhibits

8. We note the Agreement to be bound to the Limited Liability Agreement of The Intelligent Project LLC dated as of July 1, 2009, attached as Exhibit 10.6. Please file the Limited Liability Agreement as an exhibit.

9. It appears that the lease for offices in Houston filed as Exhibit 10.19 expired on September 30, 2009. It also appears that the lease for offices in Oklahoma filed as Exhibit 10.18 expired on September 30, 2009. Please advise.

Mondo Acquisition I, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 6

10. We reviewed your response to our prior comment 35, noting it does not appear to address our comment in its entirety. It appears that you have revised your disclosure to state that disclosure controls and procedures can provide only reasonable assurance that the objectives of your disclosure controls and procedures are met. Based on this qualification, please confirm in future filings, including any amendments to this Form 10-K, that you will revise your disclosure to clearly state that your principal executive officer and principal financial officer

concluded that your disclosure controls and procedures are effective *at that reasonable assurance level* or remove the reference to reasonable assurance from the entire disclosure.

<u>Midas Medici Group Holdings, Inc. Form 10-Q for the Six Months Ended June 30, 2009</u>
<u>Item 4T. Controls and Procedures</u>
<u>(a) Evaluation of Disclosure Controls and Procedures, page 5</u>

11. It appears that you have revised your disclosure to state that disclosure controls and procedures can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on this qualification, please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your disclosure to clearly state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective *at that reasonable level* or remove the reference to reasonable assurance from the entire disclosure.

* * * *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        Fax: (212) 930-9725